100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

March 10, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendments No. 41 and No. 46

Dear Mr. Thompson:

Thank you for your telephonic comments on March 3, 2011 to our comment response letter filed on February 16, 2011 regarding post-effective amendment No. 41 to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2010, and to our post-effective amendment No. 46 filed with the Commission on February 16, 2011. Below, we describe the changes made to the registration statement in response to the Staff’s additional comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(a) later today.

Comment 1.    Please update the date on the front cover of the prospectus.

Response 1.    We have made the requested change.

Comment 2.    For purposes of complying with the SEC’s 80% name test rule, please revise the fund’s principal investment strategies to reflect that the fund will be 80% in “stocks,” rather than “securities.” In your response letter only, please confirm that the fund does not intend for commodity-linked notes to be considered “stocks” for purposes of the 80% name test.

Response 2.    We have made the requested change to the fund’s principal investment strategies. We hereby confirm that the fund does not intend for commodity-linked notes to be considered “stocks” for purposes of the 80% name test.

Comment 3.    In the second paragraph under Principal Investment Strategies, please clarify what is meant by the term “significant” in the phrase “the fund will hold a significant portion of its assets in non-U.S. issuers, keeping in mind the SEC guidance issued with respect to the term “global” being used in a fund’s name.

Response 3.    We have revised this sentence to read: “Under normal circumstances, the fund will hold at least 40% of its assets in non-U.S issuers and ETFs and/or commodities-linked notes providing exposure to non-U.S markets.”

Comment 4.    Regarding the use of prior performance for Harris Investment Management, Inc. (“Harris”) and Coxe Advisors, LLP (“Coxe”), please supplementally provide confirmation that no substantially similar accounts or mutual funds have been excluded from the composite performance shown.

Response 4.    We have determined that one substantially similar privately managed account has been excluded from the Composite performance shown as it was implemented in November 2010, which is not

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a long enough period (11/2010 to 12/31/2010) for its results to be comparable to full year results of the Composite. We have amended the introductory language to reflect this fact.

Comment 5.    Regarding the use of prior performance for Harris and Coxe, please supplementally provide confirmation that the Global Commodities Strategy Composite includes only accounts that are managed by Harris and Coxe jointly and does not include any that only one of the entities manages.

Response 5.    We hereby so confirm.

Comment 6.    Regarding the use of prior performance for Harris and Coxe, please revise the statement referring to performance results being “net of account fees” to state that such results are “net of account fees and expenses.”

Response 6.    We have made the requested change.

Comment 7.    Regarding the use of prior performance for Harris and Coxe, please reverse the order of the performance tables shown so that the Average Annual Total Return table appears first, followed by Annual Return table.

Response 7.    We have made the requested change.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm

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